CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

PAGE 1 OF 10

ORDER FOR SUPPLIES OR SERVICES

1. CONTRACT/PURCH ORDER/AGREEMENT NO.	2. DELIVERY ORDER/CALL NO.	3. DATE OF ORDER/CALL *(YYYYMMMDD)*	4. REQUISITION/PURCH REQUEST NO.	5. PRIORITY
SP8000-26-D-0016	SP8000-26-F-0032	2026 JUL 01	See Schedule	

6. ISSUED BY CODE SP8000

DCSO COLUMBUS
3990 EAST BROAD STREET
COLUMBUS OH 43218
USA
Local Admin: Victoria Mcpherson Tel: (614) 693-0466
Email: Victoria.Mcpherson@dla.mil

7. ADMINISTERED BY *(if other than 6)* CODE SP8000

DCSO COLUMBUS
3990 EAST BROAD STREET
COLUMBUS OH 43218
USA
Criticality: C Pre-Award Survey : None

8. DELIVERY FOB
- [X] DESTINATION
- [ ] OTHER *(See Schedule if other)*

9. CONTRACTOR CODE 18JQ6 FACILITY SB0812

NAME AND ADDRESS
LARGO RESOURCES USA INC
1775 TYSONS BLVD FL 4 STE 4147
MC LEAN VA 22102-4284
USA

10. DELIVER TO FOB POINT BY *(Date) (YYYYMMMDD)*
SEE SCHEDULE

11. X IF BUSINESS IS
- [X] SMALL
- [ ] SMALL DISADVANTAGED
- [ ] WOMEN-OWNED

12. DISCOUNT TERMS
Net 30 days

13. MAIL INVOICES TO THE ADDRESS IN BLOCK
Submit Invoices IAW DFARS 252.232-7003

14. SHIP TO CODE

SEE SCHEDULE, DO NOT SHIP TO ADDRESSES ON THIS PAGE

15. PAYMENT WILL BE MADE BY CODE SL4701

DEF FIN AND ACCOUNTING SVC
BSM
P O BOX 182317
COLUMBUS OH 43218-2317
USA

MARK ALL PACKAGES AND PAPERS WITH IDENTIFICATION NUMBERS IN BLOCKS 1 AND 2.

16. TYPE OF ORDER

- DELIVERY/CALL [X] — This delivery order/call is issued on another Government agency or in accordance with and subject to terms and conditions of above numbered contract.
- PURCHASE [ ] — Reference your furnish the following on terms specified herein.

ACCEPTANCE. THE CONTRACTOR HEREBY ACCEPTS THE OFFER REPRESENTED BY THE NUMBERED PURCHASE ORDER AS IT MAY PREVIOUSLY HAVE BEEN OR IS NOW MODIFIED, SUBJECT TO ALL OF THE TERMS AND CONDITIONS SET FORTH, AND AGREES TO PERFORM THE SAME.

NAME OF CONTRACTOR	SIGNATURE	TYPED NAME AND TITLE	DATE SIGNED *(YYYYMMMDD)*

[ ] If this box is marked, supplier must sign Acceptance and return the following number of copies:

17. ACCOUNTING AND APPROPRIATION DATA/LOCAL USE

See Schedule

18. ITEM NO.	19. SCHEDULE OF SUPPLIES/SERVICES	20. QUANTITY ORDERED/ ACCEPTED*	21 UNIT	22. UNIT PRICE	23. AMOUNT
	See Schedule	59987847.200			

* If quantity accepted by the Government is same as quantity ordered, indicate by X. If different, enter actual quantity accepted below quantity ordered and encircle.

24. UNITED STATES OF AMERICA
FELICIA LONDON
FELICIA.LONDON@DLA.MIL
2026 JUL 01
FELICIA LONDON
CONTRACTING/ORDERING OFFICER

25. TOTAL $60,083,062.20

26. DIFFERENCES

27a. QUANTITY IN COLUMN 20 HAS BEEN
- [ ] INSPECTED
- [ ] RECEIVED
- [ ] ACCEPTED, AND CONFORMS TO THE CONTRACT EXCEPT AS NOTED:

b. SIGNATURE OF AUTHORIZED GOVERNMENT REPRESENTATIVE	c. DATE *(YYYYMMMDD)*	d. PRINTED NAME AND TITLE OF AUTHORIZED GOVERNMENT REPRESENTATIVE

e. MAILING ADDRESS OF AUTHORIZED GOVERNMENT REPRESENTATIVE	28. SHIP. NO.	29. D.O. VOUCHER NO.	30. INITIALS

f. TELEPHONE NUMBER	g. E-MAIL ADDRESS	[ ] PARTIAL [ ] FINAL	32. PAID BY	33. AMOUNT VERIFIED CORRECT FOR

31. PAYMENT
- [ ] COMPLETE
- [ ] PARTIAL
- [ ] FINAL

34. CHECK NUMBER

35. BILL OF LADING NO.

36. I CERTIFY THIS ACCOUNT IS CORRECT AND PROPER FOR PAYMENT.

a. DATE *(YYYYMMMDD)*	b. SIGNATURE AND TITLE OF CERTIFYING OFFICER

37. RECEIVED AT	38. RECEIVED BY *(Print)*	39. DATE RECEIVED *(YYYYMMMDD)*	40. TOTAL CONTAINERS	41. S/R ACCOUNT NUMBER	42. S/R VOUCHER NO.

DD FORM 1155, DEC 2001 PREVIOUS EDITION IS OBSOLETE. Adobe Professional 8.0

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 2 OF 10 PAGES

A. DD 1155 NOTES / CONSIDERATIONS

The contract writing system used to execute this action contains limitations that can result in the creation of a final document partially inconsistent with what would be appropriate for certain agreements or contract actions. Please note the following with regard to this DD 1155:

SECTION B -- In this delivery order, the QUANTITY and UNIT PRICE are "flipped" under the ITEM DESCRIPTION for CLINs 0001 and 0002. Therefore, the UNIT PRICE is represented as $1.00, while the QUANTITY is equal to the amount to be obligated under each CLIN as a result of the award of the delivery order. This is done to ensure that the DLA system, EBS/EProcurement, will allow for appropriate invoicing/payment throughout the performance of the awarded delivery order.

* Sections in this delivery order are meant to mirror sections from the IDIQ *

A.1 ADMINISTRATIVE SUMMARY

Under the authority of FAR 16.506, the DLA Contracting Services Office - Columbus Division 4 (DCSO-C4) hereby awards a Firm Fixed Price delivery order for Vanadium Pentoxide to Largo (CAGE: 18JQ6). All terms and conditions of IDIQ contract SP8000-26-D-0016 apply to this order, and the IDIQ Statement of Work (SOW) along with the SOW Addendum within Section C of this delivery order represent the scope of supplies to be delivered throughout the 36-month delivery period.

A.1.1 MATERIAL DESCRIPTION

Description: Vanadium Pentoxide

PSC: 9620 / Material Code: N30001813

NAICS: 325180 / Size Standard: 1,000 employees

A.1.2 DELIVERY / SHIPPING LOCATIONS

CLIN 0001

SB0812

Defense Logistics Agency Strategic Materials Scotia Depot

Route 5, Building #12

Scotia, NY 12302-9463

United States of America

Telephone: (518) 370-3347

Unloading Hours: 7:30 AM - 2:30 PM (EST), Monday - Friday

Accessibility: Truck

CLIN 0002:

SW0845

Defense Supply Center Columbus

DLA Strategic Materials, Building 17 3990 E. Broad St.

Columbus, OH 43213-1152

Shipping/Receiving hours: 7:00 AM - 2:30 PM (Eastern Time) Monday through Friday (exceptions of federal, state, and local holidays and days of closure due to inclement weather and/or other emergencies)

Accessibility: Truck

A.1.3 POINTS OF CONTACT FOR THIS ACQUISITION

Contract Specialist: Victoria McPherson

Office Phone: (614) 693-0466

Email: victoria.mcpherson@dla.mil

Contracting Officer: Felicia London

Office Phone: (445) 737-0765

Email: felicia.london@dla.mil

Quality Assurance Specialist (QAS):

Kendall Evans

Office Phone: (385) 405-4569

Email: kendall.evans@dla.mil

Adam Williams

Office Phone: (717) 514-3161

Email: adam.williams@dla.mil

Eric Deal

Office Phone: (703) 223-2322

Email: eric.deal@dla.mil

Chris Johnson

Office Phone: (234) 244-9032

Email: christopher.johnson@dla.mil

CONTINUED ON NEXT PAGE

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 3 OF 10 PAGES

Post Award Contract Manager (PACMAN):

James Storm

Office Phone: (571) 474-6080

Email: James.Storm@DLA.mil

A.1.4 WIDE AREA WORKFLOW INFORMATION

All payments will be processed and submitted through Wide Area Workflow. Information for Wide Area Workflow (WAWF) Invoicing: Combo Document Invoice. Contractors/vendors not using WAWF will need to register for WAWF in order to gain access to the new MyInvoice functionality.

WAWF is a secure, web-based system for electronic invoicing, receipt, and acceptance. WAWF allows government vendors to submit and track invoices and receipt/acceptance documents over the web and allows government personnel to process those invoices in a real-time, paperless environment.

WAWF is in accordance with the 2001 National Defense Authorization Act (DFARS 252.232-7003), Electronic Submission of Payment Requests & Receiving Reports, and 252.232-7006, Wide Area Workflow Payment Instructions, which requires claims for payment under a Department of Defense Contract to be submitted in electronic form.

As of March 03, 2008, DoW has issued a final rule amending the Defense Federal Acquisition Regulation Supplement (DFARS) to require the use of the Wide Area Workflow as the only acceptable electronic system for submitting requests for payment (invoices and receiving reports) under DoW contracts. Government credit card will not be utilized for the orders against this agreement. All payments will be processed and submitted through WAWF "only".

When creating an invoice in WAWF, the contractor must input DoDAAC SB0844 or SW0845 under the Ship To Code field. Otherwise, the payment would not be processed on time. Below is a link for Wide Area Workflow Reference Guidance for Vendors.

(Note: this guidance would help the vendor through the entire process of registration, submitting, void, and track invoices in WAWF). https://wawf.eb.mil

DLA WAWF Assistance (General Questions) 703-767-1915 wawf@dla.mil

A.2 INCONSISTENCISES BETWEEN THE ADMINISTRATIVE SUMMARY AND CONTRACT

This administrative summary has been prepared as an aid to you, the contractor. Every attempt has been made to accurately reflect the requirements and information contained in the balance of this contract. Any inconsistencies between the summary and the contract will be resolved in favor of the specific requirements of the contract.

CONTINUED ON NEXT PAGE

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 4 OF 10 PAGES

SECTION B

DO Counter: 000001

SUPPLIES/SERVICES: 9620-N30001813

ITEM DESCRIPTION:

Vanadium Pentoxide, as described in the Statement of Work (SOW). In accordance with the SOW, the Contractor shall source, package, and deliver the awarded quantity of Vanadium Pentoxide to the DLA Strategic Materials Scotia Depot. Pricing under this CLIN is reflective of all work to be performed under the SOW except for any work performed under CLIN 0003.

CLIN 0001 in this contract utilizes "flipping" of the QUANTITY and UNIT PRICE to allow for the required invoicing flexibility throughout the performance of this contract. The QUANTITY and UNIT PRICE are "flipped" under the ITEM DESCRIPTION for this CLIN; therefore, the UNIT PRICE is represented as $1.00, while the QUANTITY is equal to the amount to be obligated under the CLIN as a result of the award of this contract. This is done to ensure that the DLA system, EBS/EProcurement, will allow for the Contractor to invoice for units other than a full metric ton as necessary. The Contractor is required to package the material in new UN 1A2 rated sift-proof steel drums and shall fill each drum with Vanadium Pentoxide to the limit of the gross allowable weight listed within the UN rating of the drum (see SOW, C.F.1). As a result, it may not be feasible that deliveries of Vanadium Pentoxide will always align to a full metric ton (whole unit) of packaged material. The established unit price is                                                                 at the time of award.

DLA issues this document using the DoD authorized unit of issue, please refer to the following URL to determine the corresponding ANSI X12 unit of issue.

https://view.officeapps.live.com/op/view.aspx?src=https%3A%2F%2Fwww.dla.mil%2FPortals%2F104%2FDocuments%2FDLMS% 2FeApplications%2FLogDataAdmin%2FUnit_of_Issue_and_Purchase_Unit.xlsx&wdOrigin=BROWSELINK

PRICING TERMS: Firm Fixed Price

Accounting and Appropriation: AA: 9754555 51T5 89000BA 001 2620 89025M0051 S33189

QTY VARIANCE: PLUS 1% MINUS 1%

INSPECTION POINT: DESTINATION

ACCEPTANCE POINT: DESTINATION

FOB: DESTINATION DELIVERY DATE: 2029 JUN 30

FOB PAYMENT METHOD: CONTRACTOR

PLACE of INSPECTION for SUPPLIES:

SB0812

DLA STRATEGIC MATERIALS SCOTIA

CONSOLIDATED STATION PROPERTY

RT 5 BLDG 12

SCOTIA NY 12302-9463

USA

PREP FOR DELIVERY:

WILL BE PACKAGED IN ACCORDANCE WITH THE SOW AND THE SOW ADDENDUM.

SB0812

DLA STRATEGIC MATERIALS SCOTIA

CONSOLIDATED STATION PROPERTY

RT 5 BLDG 12

SCOTIA NY 12302-9463

USA

CONTINUED ON NEXT PAGE

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 5 OF 10 PAGES

 SECTION B

SUPPLY/SERVICE: 9620-N30001813 CONT'D

SUPPLIES/SERVICES: 9620-N30001813

ITEM DESCRIPTION:

Vanadium Pentoxide, as described in the Statement of Work (SOW). In accordance with the SOW, the Contractor shall source, package, and deliver the awarded quantity of Vanadium Pentoxide to the DLA Strategic Materials Scotia Depot. Pricing under this CLIN is reflective of all work to be performed under the SOW except for any work performed under CLIN 0003.

CLIN 0002 in this contract utilizes "flipping" of the QUANTITY and UNIT PRICE to allow for the required invoicing flexibility throughout the performance of this contract. The QUANTITY and UNIT PRICE are "flipped" under the ITEM DESCRIPTION for this CLIN; therefore, the UNIT PRICE is represented as $1.00, while the QUANTITY is equal to the amount to be obligated under the CLIN as a result of the award of this contract. This is done to ensure that the DLA system, EBS/EProcurement, will allow for the Contractor to invoice for units other than a full metric ton as necessary. The Contractor is required to package the material in new UN 1A2 rated sift-proof steel drums and shall fill each drum with Vanadium Pentoxide to the limit of the gross allowable weight listed within the UN rating of the drum (see SOW, C.F.1). As a result, it may not be feasible that deliveries of Vanadium Pentoxide will always align to a full metric ton (whole unit) of packaged material. The established unit price is                                                              at the time of award.

DLA issues this document using the DoD authorized unit of issue, please refer to the following URL to determine the corresponding ANSI X12 unit of issue.

https://view.officeapps.live.com/op/view.aspx?src=https%3A%2F%2Fwww.dla.mil%2FPortals%2F104%2FDocuments%2FDLMS% 2FeApplications%2FLogDataAdmin%2FUnit_of_Issue_and_Purchase_Unit.xlsx&wdOrigin=BROWSELINK

ITEM NO.	BASIC	SUPPLIES/SERVICES	QUANTITY	UNIT UNIT PRICE	AMOUNT
	REF
	CLIN
0001	0001	9620-N30001813
		VANADIUM PENTOXIDE

PRICING TERMS: Firm Fixed Price

Accounting and Appropriation: AA: 9754555 51T5 89000BA 001 2620 89025M0051 S33189

QTY VARIANCE: PLUS 1% MINUS 1%

INSPECTION POINT: DESTINATION

ACCEPTANCE POINT: DESTINATION

FOB: DESTINATION DELIVERY DATE: 2030 JAN 31

FOB PAYMENT METHOD: CONTRACTOR

PREP FOR DELIVERY:

WILL BE PACKAGED IN ACCORDANCE WITH THE SOW AND THE SOW ADDENDUM.

SW0845

DEFENSE SUPPLY CENTER COLUMBUS

DLA STRATEGIC MATERIALS, BUILDING 17
3990 EAST BROAD STREET

COLUMBUS OH 43213-1152

USA

PLACE OF INSPECTION FOR SUPPLIES:

CONTINUED ON NEXT PAGE

 CONFIDENTIAL TREATMENT REQUESTED.
CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 6 OF 10 PAGES

SECTION B

SUPPLY/SERVICE: 9620-N30001813 CONT'D

SW0845

DEFENSE SUPPLY CENTER COLUMBUS

DLA STRATEGIC MATERIALS, BUILDING 17 3990 EAST BROAD STREET

COLUMBUS OH 43213-1152

USA

GOVT USE			External	External	External	Customer RDD/
ITEM	PR	PRLI	PR	PRLI	Material	Need Ship Date .
0001	7015242636	0001	N/A	N/A	N/A	N/A
0002	7015242636	0001	N/A	N/A	N/A	N/A

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

SUPPLIES/SERVICES: H999-V00007070

ITEM DESCRIPTION:

Third-Party Testing of Vanadium Pentoxide. The contractor shall perform testing in accordance with Section C of the SOW.

DLA issues this document using the DoD authorized unit of issue, please refer to the following URL to determine the corresponding ANSI X12 unit of issue.

https://view.officeapps.live.com/op/view.aspx?src=https%3A%2F%2Fwww.dla.mil%2FPortals%2F104%2FDocuments%2FDLMS% 2FeApplications%2FLogDataAdmin%2FUnit_of_Issue_and_Purchase_Unit.xlsx&wdOrigin=BROWSELINK

ITEM NO.	BASIC	SUPPLIES/SERVICES QUANTITY	UNIT UNIT PRICE	AMOUNT
	REF
	CLIN			.
0003	0002	H999-V00007070
		THIRD PARTY
		TESTING

PRICING TERMS: Firm Fixed Price

Accounting and Appropriation: AA: 97X4555 51BX 8900062 001 2540 89059A7211 S33189

PREP FOR DELIVERY:

See Attached Statement of Work.

PERIOD OF PERFORMANCE: 06/22/2026 - 06/21/2031

GOVT USE			External	External	External	Customer RDD/
ITEM	PR	PRLI	PR	PRLI	Material	Need Ship Date .
0003	7016722641	0001	N/A	N/A	N/A	N/A

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

CONTINUED ON NEXT PAGE

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 7 OF 10 PAGES

SECTION C - SPECIFICATIONS/SOW/SOO/ORD

Addendum to the SOW for IDIQ Contract SP8000-26-D-0016

Vanadium Pentoxide

Delivery Order #1

2. The following represents requirements relevant to the Vanadium Pentoxide delivery order # 1 covering the delivery period of 01 July 2026 to 30 June 2029 for CLIN0001 and 01 February 2027 to 31 January 2030 for CLIN 0002. The Statement of Work (SOW) of Indefinite Delivery, Indefinite Quantity (IDIQ) contract SP8000-26-D-0016 along with this SOW Addendum represents the scope of the Vanadium Pentoxide requirement under this delivery order.

12. Delivery. The contractor may deliver  per week. In the event that the receiving storage depot is able to accept more material, and upon further agreement between the government, contractor and depot manager, maximum number of truckloads per week may increase.

12.1.

a) The contractor shall deliver materials for CLIN 0001to the Government Storage Depot (delivery point) at the following address:

Defense Logistics Agency Strategic Materials Scotia Depot

Route 5, Building #12

Scotia, NY 12302-9463

United States of America

Telephone: (518) 370-3347

Unloading Hours: 7:30 AM - 2:30 PM (EST), Monday - Friday

CONTINUED ON NEXT PAGE

 CONFIDENTIAL TREATMENT REQUESTED.
CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 8 OF 10 PAGES

SECTION C - SPECIFICATIONS/SOW/SOO/ORD (CONTINUED)

Accessibility: Truck

b) The contractor shall deliver materials for CLIN 0002 to the Government Storage Depot (delivery point) at the following address:

Defense Supply Center Columbus

DLA Strategic Materials, Building 17

3990 E. Broad St.

Columbus, OH 43213

Shipping/Receiving hours: 7:00 AM - 2:30 PM (Eastern Time) Monday through Friday (exceptions of federal, state, and local holidays and days of closure due to inclement weather and/or other emergencies)

Accessibility: Truck

12.4. The Contractor shall deliver material for CLIN 0001 between 01 July 2026 to 30 June 2029 and material for CLIN 0002 between 01 February 2027 and 31 January 2030. Material for CLIN 0002 shall not be delivered before 01 February 2027.

SECTION G - CONTRACT ADMINISTRATION DATA

252.232-7006 WIDE AREA WORKFLOW PAYMENT INSTRUCTIONS (JAN 2023) (DFARS)

(a)Definitions. As used in this clause --

"Department of Defense Activity Address Code (DoDAAC)" is a six position code that uniquely identifies a unit, activity, or organization.

"Document type" means the type of payment request or receiving report available for creation in Wide Area WorkFlow (WAWF).

"Local processing office (LPO)" is the office responsible for payment certification when payment certification is done external to the entitlement system.

"Payment request" and "receiving report" are defined in the clause at 252.232-7003 , Electronic Submission of Payment Requests and Receiving Reports.

(b)Electronic invoicing. The WAWF system provides the method to electronically process vendor payment requests and receiving reports, as authorized by Defense Federal Acquisition Regulation Supplement (DFARS) 252.232-7003 , Electronic Submission of Payment Requests and Receiving Reports.

(c)WAWF access. To access WAWF, the Contractor shall --

(1)Have a designated electronic business point of contact in the System for Award Management at https://www.sam.gov; and (2)Be registered to use WAWF at https://wawf.eb.mil/ following the step-by-step procedures for self-registration available at this web site.

(d)WAWF training. The Contractor should follow the training instructions of the WAWF Web-Based Training Course and use the Practice Training Site before submitting payment requests through WAWF. Both can be accessed by selecting the "Web Based

CONTINUED ON NEXT PAGE

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 9 OF 10 PAGES

SECTION G - CONTRACT ADMINISTRATION DATA (CONTINUED)

Training" link on the WAWF home page at https://wawf.eb.mil/

(e)WAWF methods of document submission. Document submissions may be via web entry,Electronic Data Interchange, or File Transfer Protocol.

(f)WAWF payment instructions. The Contractor shall use the following information when submitting payment requests and receiving reports in WAWF for this contract or task or delivery order:

(1)Document type. The Contractor shall submit payment requests using the following document type(s):

(i)For cost-type line items, including labor-hour or time-and-materials, submit a cost voucher.

(ii)For fixed price line items --

(A)That require shipment of a deliverable, submit the invoice and receiving report specified by the Contracting Officer.

__________COMBO INVOICE_________________________________________________

(Contracting Officer: Insert applicable invoice and receiving report document type(s) for fixed price line items that require shipment of a deliverable.)

(B)For services that do not require shipment of a deliverable, submit either the Invoice Combo Invoice, which meets the requirements for the invoice and receiving report, or the applicable invoice and receiving report, as specified by the Contracting Officer.

___________COMBO INVOICE_________________________________________________

(Contracting Officer: Insert either "Combo Invoice" or the applicable invoice and receiving re port document type(s) for fixed price line items for services.)

(iii)For customary progress payments based on costs incurred, submit a progress payment request.

(iv)For performance based payments, submit a performance based payment request.

(v)For commercial financing, submit a commercial financing request.

(2)Fast Pay requests are only permitted when Federal Acquisition Regulation (FAR) 52.213-1 is included in the contract.

[Note: The Contractor may use a WAWF "combo" document type to create some combinations of invoice and receiving report in one step.]

(3)Document routing. The Contractor shall use the information in the Routing Data Table below only to fill in applicable fields in WAWF when creating payment requests and receiving reports in the system.

Field Name in WAWF	Data to be entered in WAWF
Pay Official DoDAAC

CONTINUED ON NEXT PAGE

CONFIDENTIAL TREATMENT REQUESTED.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED.

CONTINUATION SHEET	REFERENCE NO. OF DOCUMENT BEING CONTINUED: SP8000-26-D-0016 - SP8000-26-F-0032	PAGE 10 OF 10 PAGES

SECTION G - CONTRACT ADMINISTRATION DATA (CONTINUED)

Field Name in WAWF	Data to be entered in WAWF
Issue By DoDAAC
Admin DoDAAC
Inspect By DoDAAC
Ship To Code

(*Contracting Officer: Insert applicable DoDAAC information. If multiple ship to/acceptance locations apply, insert "See Schedule" or "Not applicable.")

(**Contracting Officer: If the contract provides for progress payments or performance-based payments, insert the DoDAAC for the contract administration office assigned the functions under FAR 42.302(a)(13).)

(4)Payment request. The Contractor shall ensure a payment request includes documentation appropriate to the type of payment request in accordance with the payment clause, contract financing clause, or Federal Acquisition Regulation 52.216-7, Allowable Cost and Payment, as applicable.

(5)Receiving report. The Contractor shall ensure a receiving report meets the requirements of DFARS Appendix F.

(g)WAWF point of contact.

(1)The Contractor may obtain clarification regarding invoicing in WAWF from the following contracting activity's WAWF point of contact.

__________Victoria.McPherson@dla.mil_________________________________________________

(Contracting Officer: Insert applicable information or "Not applicable.")

(2)Contact the WAWF helpdesk at 866-618-5988, if assistance is needed.